

May 20, 2015

Via E-Mail
Mr. Stephen C. Richter
Executive Vice President and Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

   Re: Weingarten Realty Investors
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 19, 2015
    File No. 001-09876

Dear Mr. Richter:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 38

1. We note that your calculation of FFO starts with Net income attributable to common shareholders and as such, it appears that the resulting amount of FFO represents FFO attributable to common shareholders rather than FFO for the entire company. In future filings please re-label "Funds from operations" to "Funds from operations attributable to common shareholders".

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Equity, page 47

2. We note that you recorded $144 million in Disposition of noncontrolling interests. Please provide to us additional details regarding this transaction. In addition, please disclose the nature of this adjustment within future periodic filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant